SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A-1

(Under the Securities Exchange Act of 1934)

PCS EDVENTURES!.COM, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

69325N 102

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X ]

1.         Names of Reporting Persons:  TODD HACKETT

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a)  [   ]

(b)  [X]

3.          SEC USE ONLY

4.          SOURCE OF FUNDS:  PF

5.          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

NUMBER OF SHARES	7. SOLE VOTING POWER: 25,525,390 shares.
BENEFICIALLY OWNED	8. SHARED VOTING POWER: 0 shares.
BY EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER: 25,525,390 shares.
10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,525,390 directly. All of these shares are held jointly by Mr. Hackett and his wife, Patricia. This number does not include: 2,200,000 warrants that can be exercised at any time at prices ranging from $0.04 to $0.15, as well as $234,011 in convertible promissory notes that can be converted at any time at prices ranging from $0.04 to $0.15 into 5,226,740 shares of the Company’s Common Stock. Mr. Hackett also holds a Restricted Stock Award, which if all conditions are met, he will earn 150,000 shares (September 2015) that are also not included in the amount beneficially owned.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

[X] See Item 11.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6% of the issued and outstanding shares are beneficially owned by Todd Hackett.

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, no par value per share.

Name of Issuer:  PCS Edventures!.com, Inc., an Idaho corporation (the “Company”), 345 Bobwhite Court, Suite #200, Boise, Idaho, 83706.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D/A is being filed for Todd Hackett, the Co-Chief Executive Officer and a Director of the Company.

(b)        Address: 1923 Wildwood Lane, Muscantine, Iowa 52761.

(c)        Principal Occupation:  Mr. Hackett is currently self employed, and owns Todd Hackett Construction Co.

(d)        During the last five years, Mr. Hackett has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Hackett has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

On July 24, 2013, Mr. Hackett converted $102,275 in promissory notes and interest into 3,138,630 shares of the Company’s Common Stock at $0.032 per share. On July 21, 2014, he converted $610,253 in promissory notes and interest at prices ranging from $0.0325 to $0.04 per share, into 16,199,130 shares of Common Stock. Mr. Hackett was issued 150,000 shares for $15,000 in Director’s compensation for the service period ending FY2014 on March 15, 2015, at a price of $.010 per share. He owned 983,300  of shares purchased on the open market as of March 31, 2015. He also beneficially owned 23,004,418 shares at fiscal year ending March 31, 2015. Subsequent to year end, Mr. Hackett acquired an additional 1,520 ,972 shares at prices ranging from $0.03 to $0.074 per share on the open market from April 1, 2015, to May 22, 2015. See the Form 4’s filed by Mr. Hackett during this period.

Item 4.  Purpose of Transaction.

On July 24, 2013, Mr. Hackett converted $102,275 in promissory notes and interest into 3,138,630 shares at $0.032 per share. On July 21, 2014, Mr. Hackett acquired 16,199,130 shares from the conversion of $610,253 in promissory notes and interest. Both of these transactions required the filing of this Schedule 13D/A. The purchase was for investment purposes. Mr. Hackett is the Co-Chief Executive Officer and a Director of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)	Amount beneficially owned. As of the date hereof, Mr. Hackett owns 25,525,390 shares directly, which is approximately 34.6% of the outstanding Common Stock of the Company.

(b)	Number of shares as to which such person has:

Sole power to vote or to direct vote: 25,525,390 shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 25,525,390 shares.
Shared power to dispose or to direct the disposition of: 0

(c)	None.

(d)	None; not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2015	/s/ Todd Hackett
Todd Hackett